1801 California Street, Suite 5200 Denver, CO 80202 (720) 493-4256

December 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 212 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 213 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective March 1, 2016. No fees are required in connection with this filing.

The purpose of the Amendment is to provide updated disclosure related to a sub-adviser change for Transamerica Dynamic Allocation and Transamerica Dynamic Income. The Amendment is also being filed to provide material disclosure updates for Transamerica Event Driven, Transamerica Growth Opportunities, and Transamerica Small Cap Value.

Please direct any comments or questions concerning this filing to the undersigned at (720) 493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel, Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.